Exhibit 99(h)(6)

TCW INVESTMENT MANAGEMENT COMPANY

865 SOUTH FIGUEROA STREET, SUITE 1800

LOS ANGELES, CALIFORNIA 90017

(213) 244-0000 TELEPHONE

December 17, 2012

The Board of Directors of TCW Funds, Inc.

TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, California

Re: Expense Limitations – TCW High Yield Bond Fund (the “Fund”)

Directors:

TCW Investment Management Company (“TIMCO”), investment advisor to the Fund agrees to the following expense limitations with respect to the Fund:

Fee Cap Percentage of the daily net assets of the Fund
TCW High Yield Bond Fund I Class Shares	0.50%
TCW High Yield Bond Fund N Class Shares	0.75%

The TIMCO agrees that in the event the overall expenses of the I Class or N Class shares of the Fund exceed the stated expense limit on an annualized basis, the TIMCO shall reimburse the class or classes of the Fund in respect of such shares, for the difference. Each expense limitation does not include any expenses attributable to interest and acquired fund fees and expenses, if any.

Notwithstanding the expenses limitation with respect to the Fund agreed to in the letter dated February 17, 2012, this expense limitation shall commence on January 1, 2013, and continue to February 28, 2014. The TIMCO may, at its sole discretion, extend or modify the expense limitation at the conclusion of the period.

Very truly yours,

/s/ Charles W. Baldiswieler
Charles W. Baldiswieler
Group Managing Director